 **Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas  77032
(281) 618-4700     Fax: (281) 618-4820

# *NEWS RELEASE*

## SOUTHWESTERN ENERGY ANNOUNCES RECORD
## 2006 FINANCIAL AND OPERATING RESULTS

Houston, Texas – February 28, 2007...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the fourth quarter and the year ended December 31, 2006. Calendar year 2006 highlights include:

- Record earnings of $162.6 million, up 10% from 2005
- Record net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $413.5 million, up 29% from 2005
- Record oil and gas production of 72.3 Bcfe, up 19% over 2005
- Record proved oil and gas reserves of 1,026 Bcfe, up 24% over 2005

Southwestern reported record net income for 2006 of $162.6 million, or $0.95 per diluted share, up 10% from $147.8 million, or $0.95 per diluted share in 2005. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below) also set a new record at $413.5 million, up 29% from $321.8 million in 2005.

"2006 was an amazing year for Southwestern," remarked Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "Despite operational challenges, we successfully grew our Fayetteville Shale production volumes from 9 MMcf per day to 100 MMcf per day by year-end. We also created our own drilling company which now operates 13 newly-built drilling rigs in our Fayetteville Shale program. This allowed us to go from 3 drilling rigs operating in the play at the beginning of the year to 19 rigs at year-end.

"Our operational challenges and the hiring of nearly 500 new employees to help carry out our increased operating activities impacted our cost structure and our results during 2006. However, the investments we made to accelerate the play have set the stage for substantial growth in our production and reserves in 2007. More importantly, as a result of our increasing knowledge about the Fayetteville Shale and growing technical skills in drilling and completing wells, we are now producing gas over an area which encompasses approximately 45% of our 892,000 net acres in the play area."

In 2007, the company plans to invest $875 million in the Fayetteville Shale play, which includes drilling between 400 and 450 horizontal wells and shooting 3-D seismic over a large portion of its acreage. By year-end 2007, Southwestern anticipates gross production from the Fayetteville Shale could reach up to 300 MMcf per day and estimates its Fayetteville production will range between 45.0 and 50.0 Bcf for the year.

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## Fourth Quarter of 2006 Financial Results

For the fourth quarter of 2006, Southwestern reported net income of $33.8 million, or $0.20 per diluted share, compared to $48.9 million, or $0.29 per diluted share, for the same period in 2005, as the positive effect on the company's earnings of an increase in production was more than offset by a 19% decline in natural gas prices realized and increases in operating costs. Net income for the fourth quarter of 2006 also included a $3.3 million loss accrual related to the settlement of outstanding litigation. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $108.7 million in the fourth quarter of 2006, up from $102.8 million in 2005.

*E&P Segment* - Operating income from the company's E&P segment was $50.7 million for the three months ended December 31, 2006, compared to $69.6 million for the same period in 2005. The decrease was primarily due to lower realized natural gas prices and increased operating costs and expenses, which more than offset the effects of an increase in production.

Gas and oil production totaled 20.7 Bcfe for the three months ended December 31, 2006, up from 15.7 Bcfe in the fourth quarter of 2005. The increase in production resulted primarily from the company's Fayetteville Shale play, which produced 5.5 Bcf during the fourth quarter of 2006 compared to 0.6 Bcf in the fourth quarter of 2005.

Southwestern's average realized gas price was $6.12 per Mcf, including the effect of hedges, in the fourth quarter of 2006, down from $7.51 per Mcf in the fourth quarter of 2005. The company's commodity hedging activities increased its average gas price by $0.19 per Mcf during the fourth quarter of 2006 and decreased its average gas price by $3.02 per Mcf during the same period in 2005. Disregarding the impact of commodity price hedges, the company's average price received for its gas production during the fourth quarter of 2006 was approximately $0.63 per Mcf lower than average NYMEX spot prices, compared to approximately $2.44 per Mcf lower during the fourth quarter of 2005. The decrease in the deviation from NYMEX spot prices was attributable to narrower locational market differentials in the company's core operating areas during the fourth quarter of 2006.

Southwestern's average realized oil price was $52.58 per barrel, including the effect of hedges, during the fourth quarter of 2006 compared to $43.71 per barrel in the fourth quarter of 2005. The company's hedging activities decreased its average oil price $4.02 per barrel during the fourth quarter of 2006 and $14.07 per barrel during the same period in 2005.

Lease operating expenses per unit of production for the company's E&P segment were $0.76 per Mcfe in the fourth quarter of 2006, compared to $0.51 per Mcfe in the fourth quarter of 2005. The increase in lease operating expenses per unit of production resulted primarily from increases in gathering and compression costs related to the company's operations in the Fayetteville Shale play. General and administrative expenses per unit of production were $0.64 per Mcfe in the fourth quarters of both 2006 and 2005. General and administrative costs per unit of production remained the same due to higher production volumes in the fourth quarter of 2006 which offset higher expenses associated with increased staffing levels and increased incentive compensation costs. Taxes other than income taxes per unit of production were $0.18 per Mcfe in the fourth quarter of 2006, compared to $0.40 per Mcfe in the fourth quarter of 2005. The company's full cost pool amortization rate increased to $2.16 per Mcfe in the fourth quarter of 2006, compared to $1.54 per Mcfe in the fourth quarter of 2005, primarily due to increased finding and development costs.

*Midstream Services* - Operating income for the company's midstream services segment, which is comprised of natural gas marketing and gathering activities, was $1.0 million for the three months ended December 31, 2006, compared to $2.2 million in the same period in 2005. The decrease in operating income was primarily due to increased staffing and operating costs associated with the company's gathering activities.

*Natural Gas Distribution Segment* - Operating income for the company's natural gas distribution segment was $3.2 million for the three months ended December 31, 2006, up from $3.0 million for the same period in 2005. The increase in operating income resulted from a rate increase that became effective October 31, 2005, which was offset by warmer than normal weather. Weather during the fourth quarter of 2006 in the utility's service territory was 10% warmer than normal and 6% warmer than the prior year.

## Full-Year 2006 Financial Results

Southwestern reported net income for 2006 of $162.6 million, up from $147.8 million in 2005. The higher earnings were the result of the effects of a 19% increase in production combined with a gain on the sale of the company's 25% interest in the NOARK Pipeline System, Limited Partnership (after-tax gain of $6.7 million recorded in the second quarter) and lower interest costs, which were partially offset by increased operating costs and expenses.

*E&P Segment* - Operating income from the company's E&P segment was $237.3 million in 2006, up slightly from $234.8 million in 2005, as the effects of increased production volumes from the company's Fayetteville Shale play were largely offset by increased operating costs and expenses.

Gas and oil production totaled 72.3 Bcfe in 2006, up 19% from 61.0 Bcfe in 2005. During 2006, approximately 94% of the company's production was natural gas, compared to 93% in 2005. Production during 2006 included 11.8 Bcf from the company's Fayetteville Shale play, up from 1.8 Bcf in 2005. Southwestern's 2007 total oil and gas production guidance is 105.0 to 110.0 Bcfe, an increase of 45% to 50% over its 2006 production, of which approximately 45.0 to 50.0 Bcf is expected to come from the Fayetteville Shale.

Southwestern's average realized gas price was $6.55 per Mcf in 2006 compared to $6.51 per Mcf in 2005, including the effects of hedges. The company's commodity hedging activities increased its average gas price $0.18 per Mcf in 2006 and decreased its average price by $1.22 per Mcf in 2005. Disregarding the impact of commodity price hedges, the average price received for the company's gas production was approximately $0.90 per Mcf lower than average NYMEX spot prices during both 2006 and 2005. Assuming a NYMEX commodity price of $7.00 per Mcf of gas, the company expects its differential for the average price received for its gas production for 2007 to be approximately $0.65 to $0.70 per Mcf below the NYMEX Henry Hub index price, including the impact of its basis hedges.

Southwestern's average oil price was $58.36 per barrel in 2006, compared to $42.62 per barrel in 2005, including the effects of hedges. The company's hedging activities lowered its average oil price $4.81 per barrel in 2006 and $11.75 per barrel in 2005. Assuming a NYMEX commodity price of $60.00 per barrel of oil, the company expects the average price received for its oil production during 2007 to be approximately $1.00 per barrel lower than average spot market prices, as market differentials reduce the average prices received.

Lease operating expenses per unit of production for the company's E&P segment were $0.66 per Mcfe in 2006, compared to $0.48 per Mcfe in 2005. The increase in lease operating expenses per unit of production was primarily due to increases in gathering and other costs related to the company's operations in the Fayetteville Shale play. The company expects its per unit lease operating cost to range between $0.82 and $0.87 per Mcfe in 2007 due to increased production volumes from the Fayetteville Shale play. Additionally, the company believes that inflationary pressures will continue to have an impact in all of its operating areas.

Taxes other than income taxes per unit of production were $0.30 per Mcfe in 2006, compared to $0.37 per Mcfe in 2005, primarily due to changes in severance and ad valorem taxes that resulted from fluctuations in commodity prices. Assuming NYMEX prices of $7.00 per Mcf of gas and $60.00 per barrel of oil, the company expects taxes other than income taxes to range between $0.21 to $0.26 per unit of production in 2007.

General and administrative expenses per unit of production were $0.58 per Mcfe in 2006, compared to $0.46 per Mcfe in 2005. The increase in general and administrative costs per unit of production was due primarily to increased payroll costs due to the expansion of the company's E&P operations related to the Fayetteville Shale play and increased incentive compensation costs. During 2006, Southwestern added 494 new employees and expects to hire approximately 170 additional employees in 2007. Approximately 300 of the total new hires during 2006 were employed by the company's drilling company. Southwestern expects its general and administrative expenses per unit of production to decrease in 2007 and range between $0.41 and $0.46 per Mcfe.

The company's full cost pool amortization rate averaged $1.90 per Mcfe in 2006, up from $1.42 per Mcfe in 2005, primarily due to increased finding and development costs. Southwestern expects its full cost amortization rate to range between $2.15 and $2.25 per Mcfe during 2007. The company's amortization rate can vary from this estimate due to changes in the level of oil and gas reserves, production rates, costs associated with developing reserves, services costs and changes in the levels of unevaluated costs. The timing and amount of production and reserve additions attributed to the company's Fayetteville Shale play could materially impact the company's per unit costs going forward.

*Midstream Services* - Operating income for the company's natural gas marketing and gathering activities was $4.1 million in 2006, compared to $5.7 million in 2005. The decrease in operating income was due to increased staffing and operating costs associated with the company's gathering activities and a decrease in the margin generated by marketing activities, caused in part by increased volatility of locational market differentials in the company's core operating areas. Southwestern marketed 72.7 Bcf of gas volumes in 2006, up from 61.9 Bcf in 2005, primarily due to marketing increased production volumes related to the Fayetteville Shale play and the company's Overton Field in East Texas.

Midstream Services had gathering revenues of $7.9 million in 2006, related to its gathering systems in Arkansas, compared to $1.0 million in 2005. Gathering revenues and expenses for this segment are expected to continue to grow in the future as reserves related to the company's Fayetteville Shale play are developed and production increases.

***Natural Gas Distribution Segment*** - Operating income for the company's natural gas distribution segment was $4.5 million for the year ended December 31, 2006, compared to $4.9 million in 2005. The decrease in operating income resulted from warmer than normal weather and increased operating costs and expenses, which more than offset a rate increase that became effective October 31, 2005. Weather during 2006 in the utility's service territory was 17% warmer than normal and 8% warmer than the prior year. On September 25, 2006, the company's utility filed an application for a general rate increase of approximately $13.1 million. Any increase approved is expected to take effect in July 2007.

***Transportation and Other*** - On May 2, 2006, the company sold its 25% interest in NOARK Pipeline System, Limited Partnership (NOARK), a partnership that owns a 723-mile integrated interstate pipeline system known as Ozark Gas Transmission System, to Atlas Pipeline Partners, L.P. for $69.0 million, resulting in a pre-tax gain of $10.9 million ($6.7 million after-tax). Southwestern recorded pre-tax income from NOARK's results of operations of $0.9 million in 2006, compared to $1.6 million in 2005.

Other revenues for 2006 and 2005 included pre-tax gains of $4.0 million and $3.1 million, respectively, related to the sale of gas in storage inventory. In 2005, other revenues also included a pre-tax gain of $0.4 million related to sales of undeveloped real estate.

## Southwestern Reports Record Oil and Gas Reserves

Southwestern's oil and gas reserves totaled 1,026 Bcfe at December 31, 2006, up 24% from 827 Bcfe at the end of 2005. The company's reserve replacement ratio has exceeded 300% for the last four years including 2006, primarily driven by the discovery and development of the Fayetteville Shale play in Arkansas, the accelerated development of its Overton Field in East Texas and its conventional drilling program in the Arkoma Basin. In 2006, the company replaced 386% of its production volumes by adding 365.5 Bcfe of proved natural gas and oil reserves at a finding and development cost of $2.75 per Mcfe, including a downward reserve revision of 86.6 Bcfe, but excluding $94 million of capital invested in drilling rigs and related equipment which were subsequently sold and then leased back. In 2005, the company's reserve replacement ratio was 399% and its finding and development cost was $1.71 per Mcfe, including net downward reserve revisions of 31.7 Bcfe but excluding $35 million of capital invested in drilling rigs. The downward reserve revisions during 2006 were primarily due to a comparative decrease in year-end gas prices, combined with performance revisions in the company's East Texas and conventional Arkoma Basin properties, which were partially offset by an upward revision in its Fayetteville Shale properties. The increase in finding and development costs primarily reflects the general increase in material costs and oilfield service costs to drill and complete wells in the company's key operating areas, and the company expects this trend to continue

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continue in the future. For the period ending December 31, 2006, Southwestern's three-year average reserve replacement ratio was 384%, and its three-year average finding and development cost was $2.04 per Mcfe, including reserve revisions and excluding its investments in drilling rigs.

Southwestern's reserve replacement ratio during 2006, excluding the effect of reserve revisions, was 505%, compared to 450% in 2005, and its finding and development cost was $2.10 per Mcfe, compared to $1.51 per Mcfe. Excluding reserve revisions and its investments in drilling rigs, the company's three-year average reserve replacement ratio is 454% and three-year average finding and development cost is $1.72 per Mcfe.

Approximately 95% of the company's year-end proved reserves were natural gas and 65% were classified as proved developed. Southwestern operates approximately 77% of its reserves, based on PV-10 value, and the average proved reserves-to-production ratio, or average reserve life, approximated 14.2 years at year-end 2006. Netherland, Sewell & Associates, Inc., an independent oil and gas reserve engineering firm, audited the company's proved reserves.

The following table details additional information relating to reserve estimates as of and for the year ended December 31, 2006:

|  | Natural Gas (Bcf) | Crude Oil (MMBbls) | Total (Bcfe) |
|---|---|---|---|
| Proved Reserves, Beginning of Year | 772.3 | 9.1 | **826.8** |
| Revisions of Previous Estimates | (75.4) | (1.9) | **(86.6)** |
| Extensions, Discoveries, & Other Additions | 352.7 | 1.6 | **362.6** |
| Production | (68.1) | (0.7) | **(72.3)** |
| Acquisition of Reserves in Place | 2.8 | 0.1 | **2.9** |
| Disposition of Reserves in Place | (5.4) | (0.3) | **(7.0)** |
| Proved Reserves, End of Year | 978.9 | 7.9 | **1,026.3** |
| Proved, Developed Reserves: |  |  |  |
| Beginning of Year | 551.5 | 8.3 | **601.3** |
| End of Year | 623.9 | 7.0 | **665.8** |

Note: Figures may not add due to rounding.

The following table provides information as of December 31, 2006, related to proved reserves, well count, and net acreage, and 2006 annual information as to production and capital investments, for each of our core operating areas, for our New Ventures and overall:

| | Arkoma | | | | | | |
| | Conventional | Fayetteville Shale Play | East Texas | Permian | Gulf Coast | New Ventures | Total |
|---|---|---|---|---|---|---|---|
| Estimated Proved Reserves: | | | | | | | |
| Total Reserves (Bcfe) | 277 | 300 | 383 | 51 | 15 | - | 1,026 |
| Percent of Total | 27% | 29% | 37% | 5% | 2% | - | 100% |
| Percent Natural Gas | 100% | 100% | 96% | 36% | 95% | 100% | 95% |
| Percent Proved Developed | 78% | 27% | 80% | 89% | 100% | 100% | 65% |
| | | | | | | | |
| Production (Bcfe) | 20.1 | 11.8 | 32.0 | 5.8 | 2.6 | - | 72.3 |
| Capital Investments (millions)[1] | $97 | $388[1] | $204 | $25 | $7 | $46[1] | $767 |
| Total Gross Producing Wells | 1,009 | 162 | 393 | 411 | 38 | 5 | 2,018 |
| Total Net Producing Wells | 493 | 145 | 336 | 160 | 16 | 3 | 1,153 |
| Total Net Acreage | 461,761[2] | 766,654 | 94,076 | 33,193 | 12,242 | 99,301 | 1,467,227 |
| Net Undeveloped Acreage | 271,259[2] | 715,895 | 67,488 | 4,892 | 5,017 | 89,592 | 1,154,143 |

(1) The company's Fayetteville Shale play capital investments included $29 million in leasehold acquisition costs and exclude $94 million related to the purchase of drilling rigs and related equipment which was sold in December 2006 as part of a sale and leaseback transaction. New Ventures capital investments included $3 million relating to drilling wells in the Arkoma Basin that are now part of our Arkoma Conventional program.

(2) Includes 123,442 net developed acres and 1,930 net undeveloped acres in the company's Conventional Arkoma Basin operating area that are also within its Fayetteville Shale focus area but not included in the Fayetteville Shale acreage in the table above.

## 2006 E&P Operations Review

During 2006, Southwestern invested a total of $767 million in its primary E&P business activities and $94 million related to the purchase of drilling rigs and related equipment which were sold in December 2006 as part of a sale and leaseback transaction. During 2006, the company participated in drilling 382 wells, 230 of which were successful, 9 were dry and 143 were still in progress at year-end. Of the 143 wells in progress at year-end, 104 were in the company's Fayetteville Shale play. Of the $767 million invested in 2006, approximately $388 million was invested in the company's Fayetteville Shale play, $204 million in East Texas and $97 million in its conventional Arkoma Basin program. In addition, the company invested approximately $25 million in the Permian Basin, $7 million in the Gulf Coast and $46 million in exploration and New Ventures.

*Fayetteville Shale Play* - As of December 31, 2006, Southwestern had spud a total of 284 wells in the play, 270 of which were operated by the company and 14 of which were outside-operated wells. Of the wells spud, 196 were drilled in 2006, 67 were drilled in 2005, 21 were drilled in 2004, and 226 of the total wells spud were designated as horizontal wells. At year-end 2006, 172 wells had been drilled and completed, including 118 horizontal wells. Of the 118 horizontal wells, 90 were fracture stimulated using either slickwater or crosslinked gel fluids.

The average initial production test rate for the 90 horizontal wells which were fracture stimulated using either slickwater or crosslinked gel fluids and on production as of December 31, 2006, was 1.5 MMcf per day. The horizontal wells drilled through December 31, 2006, have had an average vertical depth of 3,500 feet, an average lateral length of 2,300 feet, and have taken 18 days on average to drill from re-entry to re-entry, after the vertical portion of the wellbore has been drilled. Well costs for the company's most recently completed horizontal wells have averaged approximately $2.3 million per well.

Gross production from the company's operated wells in the Fayetteville Shale play increased from approximately 9 MMcf per day at the beginning of 2006 to approximately 100 MMcf per day by year-end, and could reach up to 300 MMcf per day by the end of 2007. The company's net production from the Fayetteville Shale play was 11.8 Bcf in 2006, compared to 1.8 Bcf in 2005, and production from the play is estimated to range between 45.0 and 50.0 Bcf in 2007. Southwestern's total proved net gas reserves booked in the play at year-end 2006 were 300 Bcf, compared to 101 Bcf at the end of 2005. Reserves in the play were booked from a total of 434 locations, of which 162 were proved developed producing, 9 were proved developed non-producing and 263 were proved undeveloped (including 104 wells which were in progress at year-end). Of the 434 locations, 381 were horizontal. Proved developed reserves have ranged from 0.2 Bcf to 2.8 Bcf per well and the average gross proved reserves for each of the proved undeveloped wells included in the company's year-end reserves was approximately 1.15 Bcf per well, up from 0.95 Bcf per well at the end of 2005. Southwestern currently estimates that the average ultimate gross production for these wells will be 1.3 to 1.5 Bcf per horizontal well.

At December 31, 2006, Southwestern held a total of approximately 892,000 net acres in the play area (716,000 net undeveloped acres, 51,000 net developed acres held by Fayetteville Shale production and approximately 125,000 net acres held by conventional production). Excluding acreage held by conventional production, the company's acreage position had an average lease term of 7 years, an average royalty interest of 15% and was obtained at an average cost of $95 per acre.

During the third quarter of 2006, the Arkansas Oil and Gas Commission approved statewide field rules in the Fayetteville Shale, the Moorefield Shale, and the Chattanooga Shale as "unconventional sources of supply." Under the statewide rules, each drilling unit would consist of a governmental section of approximately 640 acres and operators would be permitted to drill up to 16 wells per drilling unit for each unconventional source of supply. At December 31, 2006, based on the assumptions contained in the field rule applications for these fields, Southwestern estimates that the expected drainage from its horizontal wells will be less than 80 acres per well based on existing microseismic data and reservoir simulation modeling.

During 2006, the company also tested gas from both the Moorefield Shale and Chattanooga (Woodford) Shale, which are located beneath the Fayetteville Shale. The company believes that approximately 130,000 of its net undeveloped acres also holds potential for the Moorefield Shale. The company's Chattanooga Shale test well is located on acreage that is held by conventional production in the Fairway area of the basin.

In 2007, Southwestern plans to invest $875 million in its Fayetteville Shale play, which includes drilling between 400 and 450 horizontal wells and shooting 3-D seismic over a large portion of its Fayetteville Shale acreage. The company also plans to drill up to seven horizontal wells in the Moorefield Shale and one horizontal well in the Chattanooga Shale.

*Conventional Arkoma Program* - Southwestern participated in 84 wells in its conventional Arkoma Basin drilling program during 2006. Of the 84 wells, the company had 54 producers, four dry holes and 26 wells in progress at year-end, resulting in a 93% drilling success rate. Net gas production from the company's conventional drilling program in the

Arkoma Basin was 20.1 Bcf during 2006, compared to 20.2 Bcf in 2005, while reserves totaled 277 Bcf at year-end 2006.

At the company's Ranger Anticline area located in the southern part of the basin, Southwestern successfully completed 27 out of 29 wells during 2006 (excluding 17 wells in progress at year-end). Southwestern drilled its first successful well at Ranger in 1997, and through year-end 2006, had successfully drilled 104 out of 118 wells, adding 95.7 net Bcf of reserves at a finding cost of $1.52 per Mcf, including reserve revisions.

During 2006, the company drilled five offsets to its 2005 discovery well on its Midway prospect (the USA #1-24) located approximately eleven miles north of Ranger. Four of these wells are producing while the remaining wells were waiting on pipeline connection. At December 31, 2006, Southwestern held approximately 28,650 gross acres in its Midway prospect area and, depending on the performance of the newly drilled wells, believes there may be significant drilling potential on this acreage.

In 2007, Southwestern plans to invest approximately $116 million in the conventional Arkoma program and drill approximately 100 to 110 wells, including 50 to 60 wells at Ranger.

*East Texas* - During 2006, Southwestern drilled and completed a total of 78 wells in East Texas, 66 of which were located in its Overton Field in Smith County, Texas. The company has experienced a 100% drilling success rate at Overton where it has been drilling since 2001. Net production from East Texas was 32.0 Bcfe during 2006, compared to 28.2 Bcfe in 2005, while reserves grew to 383 Bcfe in 2006.

Southwestern held approximately 75,300 gross acres at December 31, 2006, in its Angelina River Trend area located primarily in Angelina and Nacogdoches Counties, Texas. Through 2006, Southwestern had drilled 28 wells in this trend primarily targeting the Travis Peak formation.

In 2007, Southwestern plans to invest $163 million in East Texas, which includes drilling approximately 39 wells at Overton and approximately 28 wells in the Angelina River Trend area.

*Permian Basin and Gulf Coast* - At December 31, 2006, the company's proved reserves in the Permian Basin were 51 Bcfe, compared to approximately 59 Bcfe at year-end 2005. Net production from the basin during 2006 was 5.8 Bcfe, compared to 6.9 Bcfe in 2005. The decrease in reserves and production in 2006 was due to the natural decline in these properties, partially offset by the company's drilling program. In 2006, Southwestern invested $25 million in the Permian Basin and drilled 12 wells, all of which were successful. In 2007, the company plans to invest approximately $18 million in its Permian Basin program to drill up to 18 exploration and exploitation wells.

The company's proved reserves in the onshore Gulf Coast region totaled 15 Bcfe at December 31, 2006, compared to approximately 27 Bcfe at year-end 2005. In the fourth quarter of 2006, Southwestern completed the sale of its remaining South Louisiana properties to a private company for $12.7 million. These properties had proved reserves of 7.0 Bcfe and produced approximately 1.1 Bcfe annually. With this divestiture, the company no longer has producing properties in the South Louisiana area. In 2007, Southwestern plans to invest up to $7 million in the Texas Gulf Coast area which includes drilling up to three wells in the area of its current seismic program.

*New Ventures* - At December 31, 2006, Southwestern held 89,582 net undeveloped acres in areas of the United States outside of its core operating areas in connection with New Ventures that it is pursuing. Of the 89,582 net undeveloped acres held at year-end 2006, approximately 48,956 acres are located in Culberson County, Texas, in the Barnett Shale play in the Permian Basin.

In 2006, the company invested approximately $46 million in its New Ventures program and drilled a total of seven exploration wells, of which two were successful, two were dry, and three were in progress at year-end. The two dry holes in 2006 were unsuccessful conventional exploration tests in the Rocky Mountains area, and the two successful wells were both located in the company's Barnett Shale play in the Permian Basin. Additionally in 2006, the company began drilling on its recently acquired Riverton coalbed methane project in Caldwell Parish, Louisiana, where it has approximately 11,000 net acres in this project area targeting the Tertiary-age lower Wilcox coals at a depth of approximately 2,800 feet.

In 2007, Southwestern plans to invest approximately $58 million in various other exploration and New Ventures projects, including drilling up to 10 wells in the Woodford Shale in Oklahoma and up to 30 wells in the Riverton coalbed methane play in northern Louisiana.

## Current Update on Fayetteville Shale Play

Through February 26, 2007, Southwestern had drilled and completed a total of 204 wells in the Fayetteville Shale play, of which 150 were horizontal. Of the 150 horizontal wells, 124 wells were fracture stimulated using slickwater or crosslinked gel fluids. The wells are located in 30 separate pilot areas located in eight counties in Arkansas. In addition, 108 wells were in the drilling or completion phase at February 26, 2007.

At February 26, 2007, the company's gross production rate from the Fayetteville Shale was approximately 120 MMcf per day. Southwestern currently anticipates that its year-end 2007 production exit rate could reach up to 300 MMcf per day, resulting in total 2007 production ranging from 45.0 to 50.0 Bcf, compared to 11.8 Bcf during 2006. Southwestern currently has three completion crews operating in the area which are currently keeping pace with its drilling operations. The graph below provides gross production data from the Fayetteville Shale play.



The company's results to date indicate that optimal development of this large resource will primarily require horizontal wells. Early in the project's life, Southwestern hydraulically fractured its wells using nitrogen foam fluid systems. In 2006, the company moved away from this completion technique and began using slickwater and crosslinked gel systems to complete its wells. Wells completed using a slickwater or crosslinked gel fluid system have demonstrated improved production performance over wells completed using nitrogen foam. Through February 26, 2007, the company had performed slickwater or crosslinked gel fracture stimulation treatments on 120 horizontal wells which were currently on production. Gross daily production information for the company's wells which were fracture-stimulated using slickwater and crosslinked gels are as follows:

| Initial Test Rate (AOGC Form 3) (# of wells) | Average Rate at 30 Days (# of wells) | Average Rate at 60 Days (# of wells) | Average Rate at 90 Days (# of wells) |
|---|---|---|---|
| 1.4 MMcf per day (120) | 1.3 MMcf per day (97) | 1.2 MMcf per day (84) | 1.1 MMcf per day (65) |

The company has continued to test various completion techniques, including using crosslinked gel and slickwater fluid treatments as well as various downhole mechanical equipment. Not all of these techniques have proven to be successful and have impacted the performance of some of the company's recent wells. The company continues to experiment with new completion techniques, fluid systems and longer lateral lengths to further optimize the performance of its wells.

The graph below provides normalized average daily production data through February 26, 2007, for the company's horizontal wells using slickwater and crosslinked gel fluids. The "light blue" curve includes all wells, and the "dark blue" curve excludes 9 wells which had significant mechanical issues that are negatively impacting the wells' production performance. The normalized production data in the graph after approximately 360 days

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includes data for only one well, the McNew #4-2-H which was the company's first horizontal well with a slickwater completion. The normalized production curves provide a qualitative measure of the company's Fayetteville Shale wells' performance and should not be used to estimate an individual well's estimated ultimate recovery. The 1.3 and 1.5 Bcf typecurves shown on the graph reflect the range of the company's current estimates of the expected performance of the average horizontal well completed in the Fayetteville Shale with either a slickwater or crosslinked gel fracture stimulation and are based on the limited production history currently available.



Notes: Data as of February 26, 2007.

As of February 26, 2007, Southwestern had 19 drilling rigs running in its Fayetteville Shale play area, 15 of which are capable of drilling horizontal wells and 4 smaller rigs that are used to drill the vertical section of the horizontal wells. Southwestern has been able to mitigate a portion of higher service costs through the utilization of its surface hole drilling program and increased efficiencies from its new fit-for-purpose drilling rigs. In 2006, the company averaged 18 days from re-entry-to-re-entry (including moving between locations) utilizing the combination of the smaller rigs and larger rigs, and it expects this time to be reduced to approximately 16 days during 2007. Southwestern currently plans to continue to utilize 19 rigs in the play area through 2007. The company's current guidance for completed well costs for horizontal wells drilled in 2007 is approximately $2.3 million per well.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

| | 3 Months Ended December 31, | | 12 Months Ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| | | (in thousands) | | |
| Net cash provided by operating activities before changes in operating assets and liabilities | $ 108,661 | $ 102,755 | $ 413,508 | $ 321,758 |
| Add back (deduct): | | | | |
| Change in operating assets and liabilities | (9,860) | (14,095) | 16,429 | (17,276) |
| Net cash provided by operating activities | $ 98,801 | $ 88,660 | $ 429,937 | $ 304,482 |

Southwestern will host a teleconference call on Thursday, March 1, 2007, at 10:00 a.m. Eastern to discuss the company's fourth quarter and year-end 2006 financial and operating results. The toll-free number to call is 877-704-5378 and the reservation number is 1853406. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

| Contacts: | Greg D. Kerley | Brad D. Sylvester, CFA |
|---|---|---|
| | **Executive Vice President** | **Manager, Investor Relations** |
| | **and Chief Financial Officer** | **(281) 618-4897** |
| | **(281) 618-4803** | |

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the availability of oil field personnel, services, drilling rigs and other equipment, including pressure pumping equipment and crews in the Arkoma Basin; the timing and extent of changes in commodity prices for natural gas and oil; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's relative lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

# OPERATING STATISTICS  (Unaudited)

Southwestern Energy Company and Subsidiaries

| Periods Ended December 31 | Three Months | | Twelve Months | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| **Exploration & Production** | | | | |
| **Production** | | | | |
| Gas production (MMcf) | **19,718** | 14,769 | **68,133** | 56,758 |
| Oil production (MBbls) | **171** | 162 | **698** | 705 |
| Total equivalent production (MMcfe) | **20,745** | 15,742 | **72,322** | 60,988 |
| **Commodity Prices** | | | | |
| Average realized gas price per Mcf | **$6.12** | $7.51 | **$6.55** | $6.51 |
| Average realized oil price per Bbl | **$52.58** | $43.71 | **$58.36** | $42.62 |
| **Operating Expenses per Mcfe** | | | | |
| Lease operating expenses | **$0.76** | $0.51 | **$0.66** | $0.48 |
| General & administrative expenses | **$0.64** | $0.64 | **$0.58** | $0.46 |
| Taxes, other than income taxes | **$0.18** | $0.40 | **$0.30** | $0.37 |
| Full cost pool amortization | **$2.16** | $1.54 | **$1.90** | $1.42 |
| **Marketing** | | | | |
| Gas volumes marketed (MMcf) | **22,254** | 15,401 | **72,739** | 61,901 |
| **Gas Distribution** | | | | |
| Deliveries (Bcf) | | | | |
| Sales and end-use and off-system transportation | **7.0** | 7.2 | **21.9** | 23.2 |
| Number of customers at period end | **151,003** | 147,820 | **151,003** | 147,820 |
| Average sales rate per Mcf | **$10.83** | $14.30 | **$12.30** | $11.85 |
| Heating weather   - degree days | **1,408** | 1,513 | **3,413** | 3,744 |
| - percent of normal | **90%** | 96% | **83%** | 91% |

# STATEMENTS OF OPERATIONS  (Unaudited)

Southwestern Energy Company and Subsidiaries

| Periods Ended December 31 | Three Months 2006 | Three Months 2005 | Twelve Months 2006 | Twelve Months 2005 |
|---|---|---|---|---|
| | *(in thousands, except share/per share amounts)* | | | |
| **Operating Revenues** | | | | |
| Gas sales | $ **162,471** | $ 165,182 | $ **572,354** | $ 503,111 |
| Gas marketing | **38,421** | 45,118 | **136,698** | 132,690 |
| Oil sales | **8,993** | 7,072 | **40,742** | 30,026 |
| Gas transportation and other | **4,132** | 3,314 | **13,318** | 10,502 |
| | **214,017** | 220,686 | **763,112** | 676,329 |
| **Operating Costs and Expenses** | | | | |
| Gas purchases - midstream services | **36,913** | 41,830 | **128,387** | 124,730 |
| Gas purchases - gas distribution | **28,369** | 37,817 | **79,363** | 82,689 |
| Operating expenses | **18,751** | 14,524 | **66,579** | 52,850 |
| General and administrative expenses | **19,374** | 16,602 | **66,112** | 48,650 |
| Depreciation, depletion and amortization | **50,778** | 27,428 | **151,290** | 96,211 |
| Taxes, other than income taxes | **4,776** | 7,173 | **25,109** | 25,279 |
| | **158,961** | 145,374 | **516,840** | 430,409 |
| **Operating Income** | **55,056** | 75,312 | **246,272** | 245,920 |
| **Interest Expense** | | | | |
| Interest on long-term debt | **3,409** | 3,580 | **11,099** | 19,791 |
| Other interest charges | **359** | 293 | **1,402** | 1,254 |
| Interest capitalized | **(3,590)** | (2,737) | **(11,822)** | (6,005) |
| | **178** | 1,136 | **679** | 15,040 |
| **Other Income (Expense)** | **(595)** | 4,158 | **17,079** | 4,784 |
| **Income Before Income Taxes and Minority Interest** | **54,283** | 78,334 | **262,672** | 235,664 |
| **Minority Interest in Partnership** | **(112)** | (588) | **(637)** | (1,473) |
| **Income Before Income Taxes** | **54,171** | 77,746 | **262,035** | 234,191 |
| **Provision for Income Taxes - Deferred** | **20,411** | 28,890 | **99,399** | 86,431 |
| **Net Income** | $ **33,760** | $ 48,856 | $ **162,636** | $ 147,760 |
| **Earnings Per Share:** | | | | |
| Basic | **$0.20** | $0.29 | **$0.97** | $0.98 |
| Diluted | **$0.20** | $0.29 | **$0.95** | $0.95 |
| **Weighted Average Common Shares Outstanding:** | | | | |
| Basic | **167,861,925** | 165,720,853 | **167,303,141** | 150,892,602 |
| Diluted | **171,723,315** | 171,139,488 | **171,287,750** | 156,309,039 |

# BALANCE SHEETS  (Unaudited)

Southwestern Energy Company and Subsidiaries

| December 31 | 2006 | 2005 |
|---|---|---|
| | *(in thousands)* | |
| **ASSETS** | | |
| Current Assets | $ 323,836 | $ 461,064 |
| Investments | - | 17,100 |
| Property, Plant and Equipment, at cost | 3,039,286 | 2,242,615 |
| Less: Accumulated depreciation, depletion and amortization | 1,022,786 | 872,218 |
| | 2,016,500 | 1,370,397 |
| Other Assets | 38,733 | 19,963 |
| | $ 2,379,069 | $ 1,868,524 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities | $ 378,860 | $ 302,386 |
| Long-Term Debt | 136,600 | 100,000 |
| Deferred Income Taxes | 370,522 | 254,528 |
| Long-Term Hedging Liability | 4,902 | 60,442 |
| Other Liabilities | 42,508 | 29,251 |
| Commitments and Contingencies | | |
| Minority Interest in Partnership | 11,034 | 11,613 |
| Stockholders' Equity | | |
| Common stock, $.01 par value in 2006, $.10 par value in 2005; authorized 540,000,000 shares in 2006 and 220,000,000 shares in 2005, issued 168,953,893 in 2006 and 168,452,336 in 2005 | 1,690 | 16,845 |
| Additional paid-in capital | 740,609 | 711,196 |
| Retained earnings | 660,857 | 498,221 |
| Accumulated other comprehensive income (loss) | 31,487 | (104,874) |
| Common stock in treasury, at cost, 1,217,284 shares in 2005 | - | (3,390) |
| Unamortized cost of restricted shares issued under stock incentive plan, 707,142 shares in 2005 | - | (7,694) |
| | 1,434,643 | 1,110,304 |
| | $ 2,379,069 | $ 1,868,524 |

# STATEMENTS OF CASH FLOWS  (Unaudited)

Southwestern Energy Company and Subsidiaries

| Periods Ended December 31 | | Twelve Months | |
|---|---|---|---|
| | | **2006** | 2005 |
| | | *(in thousands)* | |
| **Cash Flows From Operating Activities** | | | |
| Net income | $ | **162,636** | $ 147,760 |
| Adjustments to reconcile net income to net cash | | | |
| provided by operating activities: | | | |
| Depreciation, depletion and amortization | | **152,519** | 97,652 |
| Deferred income taxes | | **99,399** | 86,431 |
| Unrealized (gain) loss on derivatives | | **5,579** | (9,666) |
| Stock-based compensation expense | | **5,164** | 1,906 |
| Equity in income of NOARK partnership | | **(925)** | (1,635) |
| Gain on sale of investment in partnership and other property | | **(10,285)** | (445) |
| Minority interest in partnership | | **(579)** | (245) |
| Change in operating assets and liabilities | | **16,429** | (17,276) |
| Net cash provided by operating activities | | **429,937** | 304,482 |
| | | | |
| **Cash Flows From Investing Activities** | | | |
| Capital expenditures | | **(850,910)** | (453,859) |
| Proceeds from sale/leaseback of drilling rigs | | **127,288** | - |
| Proceeds from sale of investment in partnership and other property | | **92,465** | 1,519 |
| Other items | | **1,151** | (578) |
| Net cash used in investing activities | | **(630,006)** | (452,918) |
| | | | |
| **Cash Flows From Financing Activities** | | | |
| Issuance of common stock | | **-** | 579,956 |
| Debt retirement | | **(1,200)** | (125,000) |
| Payments on revolving long-term debt | | **(267,700)** | (563,800) |
| Borrowings under revolving long-term debt | | **267,700** | 463,800 |
| Debt issuance costs | | **-** | (1,180) |
| Excess tax benefit for stock-based compensation | | **14,609** | - |
| Change in bank drafts outstanding | | **2,009** | 11,860 |
| Proceeds from exercise of common stock options | | **3,873** | 5,270 |
| Net cash provided by financing activities | | **19,291** | 370,906 |
| | | | |
| Increase (decrease) in cash and cash equivalents | | **(180,778)** | 222,470 |
| Cash and cash equivalents at beginning of year | | **223,705** | 1,235 |
| Cash and cash equivalents at end of year | $ | **42,927** | $ 223,705 |

# SEGMENT INFORMATION  (Unaudited)

Southwestern Energy Company and Subsidiaries

| | Exploration & Production | Midstream Services | Natural Gas Distribution & Other | Eliminations | Total |
|---|---|---|---|---|---|
| | | | *(in thousands)* | | |
| **Quarter Ending December 31, 2006** | | | | | |
| **Revenues** | $ 131,300 | $ 137,746 | $ 53,179 | $ (108,208) | $ 214,017 |
| Gas purchases | - | 132,991 | 35,665 | (103,374) | 65,282 |
| Operating expenses | 15,702 | 1,612 | 6,134 | (4,697) | 18,751 |
| General & administrative expenses | 13,209 | 799 | 5,503 | (137) | 19,374 |
| Depreciation, depletion & amortization | 47,876 | 1,192 | 1,710 | - | 50,778 |
| Taxes, other than income taxes | 3,812 | 169 | 795 | - | 4,776 |
| **Operating Income** | $ 50,701 | $ 983 | $ 3,372 | $ - | $ 55,056 |
| **Capital Investments** [1] | $ 283,136 [2] | $ 18,021 | $ 9,128 | $ - | $ 310,285 |
| Quarter Ending December 31, 2005 | | | | | |
| Revenues | $ 119,382 | $ 154,911 | $ 71,589 | $ (125,196) | $ 220,686 |
| Gas purchases | - | 150,973 | 52,967 | (124,293) | 79,647 |
| Operating expenses | 8,096 | 483 | 6,695 | (750) | 14,524 |
| General & administrative expenses | 10,074 | 910 | 5,771 | (153) | 16,602 |
| Depreciation, depletion & amortization | 25,289 | 272 | 1,867 | - | 27,428 |
| Taxes, other than income taxes | 6,355 | 77 | 741 | - | 7,173 |
| Operating Income | $ 69,568 | $ 2,196 | $ 3,548 | $ - | $ 75,312 |
| Capital Investments [1] | $ 127,952 [2] | $ 7,939 | $ 6,252 | $ - | $ 142,143 |
| **Twelve Months Ending December 31, 2006** | | | | | |
| **Revenues** | $ 491,545 | $ 475,207 | $ 172,655 | $ (376,295) | $ 763,112 |
| Gas purchases | - | 458,948 | 112,922 | (364,120) | 207,750 |
| Operating expenses | 47,636 | 5,025 | 25,530 | (11,612) | 66,579 |
| General & administrative expenses | 41,942 | 4,799 | 19,934 | (563) | 66,112 |
| Depreciation, depletion & amortization | 143,101 | 1,772 | 6,417 | - | 151,290 |
| Taxes, other than income taxes | 21,559 | 552 | 2,998 | - | 25,109 |
| **Operating Income** | $ 237,307 | $ 4,111 | $ 4,854 | $ - | $ 246,272 |
| **Capital Investments** [1] | $ 861,041 [2] | $ 48,660 | $ 32,706 | $ - | $ 942,407 |
| Twelve Months Ending December 31, 2005 | | | | | |
| Revenues | $ 403,234 | $ 459,890 | $ 179,375 | $ (366,170) | $ 676,329 |
| Gas purchases | - | 451,064 | 120,852 | (364,497) | 207,419 |
| Operating expenses | 29,035 | 488 | 24,442 | (1,115) | 52,850 |
| General & administrative expenses | 28,234 | 2,181 | 18,793 | (558) | 48,650 |
| Depreciation, depletion & amortization | 88,902 | 303 | 7,006 | - | 96,211 |
| Taxes, other than income taxes | 22,304 | 170 | 2,805 | - | 25,279 |
| Operating Income | $ 234,759 | $ 5,684 | $ 5,477 | $ - | $ 245,920 |
| Capital Investments [1] | $ 451,289 [2] | $ 15,840 | $ 15,922 | $ - | $ 483,051 |

(1) Capital investments include $62.1 million and $88.9 million for the three- and twelve-month periods ended December 31, 2006, respectively, and $3.3 million and $28.1 million for the three- and twelve-month periods ended December 31, 2005, respectively, relating to the change in accrued expenditures between periods.

(2) Exploration and production capital investments include $19.9 million and $93.6 million for the three- and twelve-month periods ended December 31, 2006, respectively, and $3.6 million and $35.1 million for the three- and twelve-month periods ended December 31, 2005, respectively, for the investment in drilling rigs sold and leased back in December 2006.